UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2018 (Report No. 1)

Commission File Number 001-35932

ARCTURUS THERAPEUTICS LTD.

(Translation of Registrant’s name into English)

10628 Science Center Drive, Suite 200

San Diego, California 92121

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 2, 2018, Mark Herbert, Interim President of Arcturus Therapeutics Ltd. (the “Company”), sent a letter (the “Letter”) to the Company’s employees regarding the progress the Company has been making across its ongoing preclinical programs and collaborations. The Letter is attached hereto as Exhibit 99.1.

Forward-Looking Statements

The Letter may contain “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, included in the Letter regarding strategy, future operations, collaborations, future financial position, prospects, plans and objectives of management are forward-looking statements. Examples of such statements may include, but are not limited to, statements relating to the Company’s future operations and its ability to successfully initiate and complete clinical trials; the nature, strategy and focus of the Company; the potential benefits of the Company’s new facility and the development and commercial potential and potential benefits of any product candidates and collaborative arrangements. The Company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements and you should not place undue reliance on those forward-looking statements. Any such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in any forward-looking statements.

The forward-looking statements contained or implied in the Letter are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s (formerly Alcobra Ltd.’s) Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2017 and in subsequent filings with, or submissions to, the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Media Contacts
Arcturus Therapeutics
(858) 900-2660
info@arcturusRx.com

Andrew Brimmer / Trevor Gibbons / Joseph Sala
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

Investor Contacts
Michael Wood
LifeSci Advisors LLC
(646) 597-6979
mwood@lifesciadvisors.com

Mike Verrechia
Morrow Sodali, LLC
(212) 300-2476
ARCT@morrowsodali.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

Date: April 2, 2018	By:	/s/ Mark Herbert
	Name:	Mark Herbert
	Title:	Interim President

Exhibit Index

Exhibit No.	Description

99.1	Letter to Company Employees from Mark Herbert, dated April 2, 2018